Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	State or Province of Incorporation	Country of Incorporation
Cantaloupe Solutions Canada, Inc.	British Columbia	Canada
Cantaloupe International, Inc.	Delaware	United States
Cantaloupe Systems, Inc.	Delaware	United States
Stitch Networks Corporation	Delaware	United States
USAT Capital Corp, LLC.	Pennsylvania	United States
Three Square Market, Inc.	Wisconsin	United States
Three Square Market Limited		United Kingdom